UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2022

Commission File Number: 001-14946

CEMEX, S.A.B. de C.V.

(Translation of Registrant’s name into English)

Avenida Ricardo Margáin Zozaya #325, Colonia Valle del Campestre

San Pedro Garza García, Nuevo León, 66265 México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Contents

On June 14, 2022, CEMEX, S.A.B. de C.V. (NYSE:CX) (“CEMEX”) informed the Mexican Stock Exchange (Bolsa Mexicana de Valores) that Fitch Ratings (“Fitch”) has upgraded CEMEX’s Foreign and Local Currency Issuer Default Ratings (“IDRs”) to ‘BB+’ from ‘BB’, its notes to ‘BB+’ from ‘BB’, and its subordinated notes with no fixed maturity to ‘BB-’ from ‘B+’. Fitch has also affirmed CEMEX’s National Short-Term Rating at ‘F1’/‘F1(mex)’ and its Rating Outlook as ‘Stable’. Additionally, Fitch upgraded CEMEX’s National Long-Term rating to ‘AA-(mex)’ from ‘A+(mex)’.

According to Fitch, the upgrade of the Foreign and Local Currency IDRs, its notes, and its subordinated notes with no fixed maturity reflects CEMEX’s ‘ongoing stronger operating performance’, which, in addition to asset sales, has supported effective debt reduction since late 2019. To review Fitch’s full commentary, please visit Fitch’s web page in the following link: https://www.fitchratings.com/research/corporate-finance/fitch-upgrades-cemex-to-bb-outlook-stable-13-06-2022

CEMEX is not under, and expressly disclaims, any obligation to update or correct the information contained in this report. The content of this report is for informational purposes only, and you should not construe any such information or other material as legal, tax, investment, financial, or other advice. A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time, and each rating should be evaluated independently of any other rating. This report contains forward-looking statements and information that are necessarily subject to risks, uncertainties, and assumptions. Many factors could cause the actual results, performance, or achievements of CEMEX herein described to be materially different from those expressed or implied in this report. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. CEMEX is not responsible for the content of any third-party website or webpage referenced to or accessible through this report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A.B. de C.V.
(Registrant)

Date: June 14, 2022	By:	/s/ Rafael Garza
Name: Rafael Garza
Title: Chief Comptroller